Securities and Exchange Commission
                               Washington, D.C.  20549

                                   SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934

                                   AMENDMENT NO. 4

                             ONSITE ENERGY CORPORATION
                               ----------------------
                                  (Name of Issuer)

                   Class A Common Stock, Par Value $.001 Per Share
     ---------------------------------------------------------------------
                           (Title of Class of Securities)

                                    68284P 10 8
                              ----------------------
                                   (CUSIP Number)

                                    Lee P. Wages
                                     President
                                Westar Capital, Inc.
                                818 S. Kansas Avenue
                                Topeka, Kansas 66612
                                    (785)575-6320
  ---------------------------------------------------------------------------
         (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                      Copy to:

                                 Richard D. Terrill
                                818 S. Kansas Avenue
                                Topeka, Kansas 66612
                                   (785)575-6322

                                 February 12, 1999
  --------------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.
PAGE
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                      Amendment No. 4 to Schedule 13D

CUSIP NO. 68284P 10


1.   NAME OF REPORTING PERSON                             Westar Capital, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.                    48-1092416

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF             (A)    |_|
     A GROUP                                              (B)    |x|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                      WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                 State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

    7.  SOLE VOTING POWER                                 0

    8.  SHARED VOTING POWER                               6,841,270

    9.  SOLE DISPOSITIVE POWER                            0

   10.  SHARED DISPOSITIVE POWER                          6,841,270

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                6,841,270

12.  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                         |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                             35.28%

14.  TYPE OF REPORTING PERSON                             CO

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                      Amendment No. 4 to Schedule 13D

CUSIP NO. 68284P 10


1.   NAME OF REPORTING PERSON                          Western Resources, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.                 48-0290150

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF          (A)  |_|
     A GROUP                                           (B)  |x|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                   WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION              State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.  SOLE VOTING POWER                             0

     8.  SHARED VOTING POWER                           6,841,270

     9.  SOLE DISPOSITIVE POWER                        0

    10.  SHARED DISPOSITIVE POWER                      6,841,270

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                             6,841,270

12.  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                      |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                          35.28%

14.  TYPE OF REPORTING PERSON                          CO

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                      Amendment No. 4 to Schedule 13D

Item 1.   Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the Class A Common Stock par value $.001 per share ("Common Stock"), of Onsite Energy Corporation ("Company"). The principal executive offices of the Company are at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

Item 2.   Identity and Background.

No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

On February 12, 1999, 200,000 shares of Series C Convertible Preferred Stock were acquired by the Reporting Person from the Company at an aggregate purchase price of $1,000,000. The shares were acquired with general capital funds of the Reporting Person.

Item 4.   Purpose of Transaction.

On December 16, 1998, the Reporting Person filed for a declaratory judgment against the Company seeking an order finding that the Reporting Person is not obligated to make a capital contribution to the Company pursuant to an equity call by the Company under the Stock Subscription Agreement dated as of October 28, 1997. On December 16, 1998, Western Resources, Inc. ("WRI") filed suit against Onsite Business Services, Inc., a wholly owned subsidiary of the Company, seeking recovery of amounts owed to WRI for services rendered to Onsite Business Services, Inc. On February 12, 1999, the Reporting Person and the Company entered into a settlement agreement and the Reporting Person purchased 200,000 shares of Series C Convertible Preferred Stock for $1,000,000 pursuant to the Plan and Agreement of Reorganization dated as of October 28, 1997 by and between Westar Energy, Inc., Westar Business Services, Inc. and the Company.
The Series C Preferred Stock is convertible at the election of the Reporting Person into shares of Common Stock on a five-for-one basis. On February 18, 1999 the two lawsuits were dismissed.

The Reporting Person shall continually review its ownership in the Company and, based on its evaluation of market and economic conditions, applicable regulatory requirements, the Reporting Person's contractual obligations entered into in connection with such investment, the Company's business prospects, and future developments, it may from time to time determine to modify its investment in the Company through any available means, including open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses
(a) through (j) or Item 4 of Schedule 13D.

Item 5.   Interest in Securities of Issuer.

Based upon the Company's Form 10-QSB filed with the Securities and Exchange Commission on February 16, 1999, the Company had a total of 18,540,342 shares of Common Stock outstanding as of February 11,1999. As a result of the acquisition

                      Amendment No. 4 to Schedule 13D

by the Reporting Person on February 12, 1999 of 200,000 shares of Class C Convertible Preferred Stock, the Reporting Person currently owns 4,524,500 shares of Class A Common Stock and 623,354 shares of Class C Convertible Preferred Stock (which would be convertible to 3,116,770 shares of Common Stock). Assuming the conversion of the Class C Convertible Preferred Stock, the total outstanding Common Stock of the Company would be 21,657,112 shares, of which the Reporting Person owns 35.28%.

Except of set forth in this Statement, neither the Reporting Person, WRI, nor, to the best of the Reporting Person's knowledge, any executive officer or director of the Reporting Person or WRI beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Materials to be Filed as Exhibits.

No material change.

                      Amendment No. 4 to Schedule 13D

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                WESTAR CAPITAL, INC.




                                                By: /s/ Lee P. Wages
                                                    Lee P. Wages
                                                    President


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                WESTERN RESOURCES, INC.




                                                By: /s/ Richard D. Terrill
                                                    Richard D. Terrill
                                                    Vice President, Law
                                                    and Corporate Secretary

Dated:  February 23, 1999
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